 Exhibit 4.1
SECOND AMENDMENT TO CREDIT AND GUARANTY AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AND GUARANTY AGREEMENT (this “Amendment”) is entered into as of July __, 2016 by and among HERE TO SERVE – MISSOURI WASTE DIVISION, LLC, a Missouri limited liability company (“HTS MWD”), HERE TO SERVE – GEORGIA WASTE DIVISION, LLC, a Georgia limited liability company (“HTS GWD”), BROOKLYN CHEESECAKE & DESSERT ACQUISITION CORP., a New York corporation (“BCDA”), MERIDIAN LAND COMPANY, LLC, a Georgia limited liability company (“MLC”), CHRISTIAN DISPOSAL, LLC, a Missouri limited liability company (“Christian Disposal”), and FWCD, LLC, a Missouri limited liability company (“FWCD” and together with HTS MWD, HTS GWD, BCDA, MLC, and Christian Disposal, the “Companies” and each, a “Company”), MERIDIAN WASTE SOLUTIONS, INC., a New York corporation (“Holdings”) and certain subsidiaries of Holdings, the Lenders from time to time party thereto and GOLDMAN SACHS SPECIALTY LENDING GROUP, L.P., as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), Collateral Agent and Lead Arranger.

RECITALS

A.           The Companies, Holdings, Lenders and Administrative Agent are parties to that certain Credit and Guaranty Agreement, dated as of December 22, 2015 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Credit Agreement), pursuant to which the Lenders have made certain financial accommodations available to the Companies;

B.           The Companies have requested that the Lenders amend certain provisions of the Credit Agreement and waive certain Events of Default, and, subject to the terms and conditions hereof, the Lenders executing this Amendment are willing to do so; and

C.           Holdings desires to authorize the creation of the Series C Convertible Preferred Stock of Holdings, par value $0.001 per share (the “Series C Preferred Stock”), such Series C Preferred Stock having the preferences, privileges, powers and restrictions set forth in the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock in the form attached hereto as Exhibit A (the “Series C Certificate of Designation”), and, subject to the terms and conditions hereof, the Lenders executing this Amendment are willing to do so; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and intending to be legally bound, the parties hereto agree as follows:

A.  AMENDMENT

1. Section 6.1 of the Credit Agreement is amended by replacing subsection (j) of such Section 6.1 in its entirety with the following:

(j)           The Subordinated Debt in an aggregate principal amount not to exceed $2,800,000 at any time outstanding (other than any interest paid in kind in accordance with the subordination terms applicable to such Subordinated Debt); and

B.           LIMITED WAIVER

The Lenders hereby waive the Events of Default that have occurred and are continuing

(a) under Section 8.1(c) of the Credit Agreement due to Holdings permitting the Leverage Ratio, as of the last day of the Fiscal Quarter ending March 31, 2016, to be greater than 5.50:1.00;

(b)           under Section 8.1(c) of the Credit Agreement due to the failure of the Credit Parties to deliver the monthly financial statements with respect to the months ending January 31, 2016, February 29, 2016, March 31, 2016 and April 30, 2016 when and in the form required under Section 5.1(a) of the Credit Agreement,

(c)           under Section 8.1(c) of the Credit Agreement due to the failure of Credit Parties to deliver the quarterly financial statements with respect to the quarter ending March 31, 2016 when and in the form required under Section 5.1(b) of the Credit Agreement; and

(d)           under Section 8.1(a) of the Credit Agreement due to the failure of the Companies to prepay the Loans and/or permanently reduce the Revolving Commitments following the receipt of Net Insurance/Condemnation Proceeds in an aggregate amount equal to such Net Insurance/Condemnation Proceeds when required under Section 2.13(b) of the Credit Agreement following the receipt of such Net Insurance/Condemnation Proceeds on or about March 10, 2016, March 11, 2016, March 28, 2016 and April 13, 2016 in the aggregate amount of $170,562.38. For purposes of clarification, such Net Insurance/Condemnation Proceeds shall not be counted in calculating the aggregate Net Insurance/Condemnation Proceeds from the Closing Date through the applicable date of determination.

The waivers set forth in this Section B are limited to the specified Events of Default set forth herein and nothing herein, nor any communications among Administrative Agent, any Lender or any Credit Party shall be deemed a waiver with respect to any other Default or Event of Default, or any future failure of any Credit Party to comply fully with any provision of the Credit Agreement or any provision of any other Credit Document (including, but not limited to, any possible future Default or Event of Default of which the Administrative Agent or any Lender may have been advised). Without limiting the foregoing, the waivers set forth in this Section B are not and shall not be deemed to be a consent to the late delivery of financial statements for any month ending after April 30, 2016 or to the failure of such financial statements to satisfy the requirements set forth in Section 5.1(a) of the Credit Agreement.

C.           CONSENTS

Notwithstanding the terms of Sections 6.5, 6.14 and 6.19 of the Credit Agreement,  the Administrative Agent and the Lenders signatory hereto consent to: (i) the creation and authorization of the Series C Preferred Stock and the adoption of the Series C Certificate of Designation; (ii) the issuance by Holdings of shares of Series C Preferred Stock with a Stated Value (as defined in the Series C Certificate of Designation) of up to $[2,200,000] at a price per share of Series C Preferred Stock equal to $100.00 in exchange for surrendered shares of common Capital Stock and warrants to purchase shares of common Capital Stock of Holdings held by certain holders thereof of a like amount; and (iii) the issuance by Holdings of shares of Series C Preferred Stock for cash in an amount up to $[4,000,000] at a price per share of Series C Preferred Stock equal to $100.00.

D.           CONDITIONS TO EFFECTIVENESS

Notwithstanding any other provision of this Amendment and without affecting in any manner the rights of the Lenders hereunder, it is understood and agreed that this Amendment shall not become effective, the Credit Parties shall have no rights under this Amendment, until Administrative Agent shall have received each of the following:

(i)  reimbursement or payment of its costs and expenses incurred in connection with this Amendment or the Credit Agreement (including reasonable fees, charges and disbursements of counsel to Administrative Agent) to the extent invoiced prior to the date hereof; and

(ii) executed counterparts to this Amendment from each Company, each other Credit Party, and each of the Lenders.

E.  REPRESENTATIONS

To induce the Lenders and Administrative Agent to enter into this Amendment, each Credit Party hereby represents and warrants to the Lenders and the Administrative Agent that:

1.           The execution, delivery and performance by such Credit Party of this Amendment (a) are within each Credit Party’s corporate or limited liability company power; (b) have been duly authorized by all necessary corporate, limited liability company and/or shareholder action, as applicable; (c) are not in contravention of any provision of any Credit Party’s certificate of incorporation or formation, or bylaws or other organizational documents; (d) do not violate any law or regulation, or any order or decree of any Governmental Authority; (e) do not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Credit Party or any of its Subsidiaries is a party or by which any Credit Party or any such Subsidiary or any of their respective property is bound; (f) do not result in the creation or imposition of any Lien upon any of the property of any Credit Party or any of its Subsidiaries; and (g) do not require the consent or approval of any Governmental Authority or any other person;

2.           This Amendment has been duly executed and delivered for the benefit of or on behalf of each Credit Party and constitutes a legal, valid and binding obligation of each Credit Party, enforceable against such Credit Party in accordance with its terms except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights and remedies in general; and

3.           After giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the other Credit Documents are true and correct in all material respects, and no Default or Event of Default has occurred and is continuing as of the date hereof.

F.  OTHER AGREEMENTS

1. Continuing Effectiveness of Credit Documents.  As amended hereby, all terms of the Credit Agreement and the other Credit Documents shall be and remain in full force and effect and shall constitute the legal, valid, binding and enforceable obligations of the Credit Parties party thereto and each Credit Party reaffirms and ratifies all terms of the Credit Agreement, as amended hereby, and other Credit Documents.  To the extent any terms and conditions in any of the other Credit Documents shall contradict or be in conflict with any terms or conditions of the Credit Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified and amended accordingly to reflect the terms and conditions of the Credit Agreement as modified and amended hereby. Upon the effectiveness of this Amendment such terms and conditions are hereby deemed modified and amended accordingly to reflect the terms and conditions of the Credit Agreement as modified and amended hereby.

2. Reaffirmation of Guaranty.  Each Guarantor consents to the execution and delivery by the Companies of this Amendment and the consummation of the transactions described herein, and ratifies and confirms the terms of the Guaranty to which such Guarantor is a party with respect to the indebtedness now or hereafter outstanding under the Credit Agreement as amended hereby and all promissory notes issued thereunder. Each Guarantor acknowledges that, notwithstanding anything to the contrary contained herein or in any other document evidencing any indebtedness of any Company to the Lenders or any other obligation of any Company, or any actions now or hereafter taken by the Lenders with respect to any obligation of any Company, the Guaranty to which such Guarantor is a party (i) is and shall continue to be a primary obligation of such Guarantor, (ii) is and shall continue to be an absolute, unconditional, continuing and irrevocable guaranty of payment, and (iii) is and shall continue to be in full force and effect in accordance with its terms.  Nothing contained herein to the contrary shall release, discharge, modify, change or affect the original liability of any Guarantor under the Guaranty to which such Guarantor is a party.

3. Acknowledgment of Perfection of Security Interest. Each Credit Party hereby acknowledges that, as of the date hereof, the security interests and liens granted to Administrative Agent and the Lenders under the Credit Agreement and the other Credit Documents are in full force and effect, are properly perfected to the extent required under the Collateral Documents and are enforceable in accordance with the terms of the Credit Agreement and the other Credit Documents.

4. Effect of Agreement.  Except as set forth expressly herein, all terms of the Credit Agreement, as amended hereby, and the other Credit Documents shall be and remain in full force and effect and shall constitute the legal, valid, binding and enforceable obligations of the Credit Parties to the Lenders and Administrative Agent.  Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Lenders under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement.  This Amendment shall constitute a Credit Document for all purposes of the Credit Agreement.

5. Governing Law.   This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York and all applicable federal laws of the United States of America.

6. No Novation.  This Amendment is not intended by the parties to be, and shall not be construed to be, a novation of the Credit Agreement and the other Credit Documents or an accord and satisfaction in regard thereto.

7. Costs and Expenses.  The Companies agree to pay on demand all costs and expenses of Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including, without limitation, the reasonable fees and out-of-pocket expenses of outside counsel for Administrative Agent with respect thereto.

8. Counterparts.   This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument.  Delivery of an executed counterpart of this Amendment by facsimile transmission, electronic transmission (including delivery of an executed counterpart in .pdf format) shall be as effective as delivery of a manually executed counterpart hereof.

9. Binding Nature.  This Amendment shall be binding upon and inure to the benefit of the parties hereto, their respective successors, successors-in-titles, and assigns.  No third party beneficiaries are intended in connection with this Amendment.

10. Entire Understanding.  This Amendment sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

11. Release.  Each Credit Party hereby releases, acquits, and forever discharges Administrative Agent and each of the Lenders, and each and every past and present subsidiary, affiliate, stockholder, officer, director, agent, servant, employee, representative, and attorney of Administrative Agent and the Lenders, from any and all claims, causes of action, suits, debts, liens, obligations, liabilities, demands, losses, costs and expenses (including reasonable attorneys' fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, which such Credit Party may have or claim to have now or which may hereafter arise out of or connected with any act of commission or omission of Administrative Agent or the Lenders existing or occurring prior to the date of this Amendment or any instrument executed prior to the date of this Amendment including, without limitation, any claims, liabilities or obligations arising with respect to the Credit Agreement or the other of the Credit Documents, other than claims, liabilities or obligations caused by Administrative Agent’s or any Lender’s own gross negligence or willful misconduct.  The provisions of this paragraph shall be binding upon each Credit Party and shall inure to the benefit of Administrative Agent, the Lenders, and their respective heirs, executors, administrators, successors and assigns.

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IN WITNESS WHEREOF, this Amendment has been duly executed as of the date first written above.

HERE TO SERVE – MISSOURI WASTE DIVISION, LLC

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Manager

MERIDIAN WASTE SOLUTIONS, INC., as Holdings

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Chief Executive Officer

HERE TO SERVE – GEORGIA WASTE DIVISION, LLC

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Manager

BROOKLYN CHEESECAKE & DESSERT ACQUISITION CORP.

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Chief Executive Officer

MERIDIAN LAND COMPANY, LLC

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Manager

 [Signature Page to Second Amendment to Credit and Guaranty Agreement]

CHRISTIAN DISPOSAL, LLC

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Manager

FWCD, LLC

By:                 /s/ Jeffrey Cosman____________________
Name: Jeffrey Cosman
Title: Manager

 [Signature Page to Second Amendment to Credit and Guaranty Agreement]

GOLDMAN SACHS SPECIALTY LENDING GROUP, LP, as Administrative Agent

By:                 /s/ Stephen W. Hipp_____________________
Name: Stephen W. Hipp
Title: Senior Vice President

GOLDMAN SACHS SPECIALTY LENDING HOLDINGS, INC., as a Lender

By:                 /s/ Stephen W. Hipp_____________________
Name: Stephen W. Hipp
Title: Senior Vice President

 [Signature Page to Second Amendment to Credit and Guaranty Agreement]

Exhibit A

Series C Certificate of Designation

[see attached]

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
SERIES C CONVERTIBLE PREFERRED STOCK,
$0.001 PAR VALUE PER SHARE

Meridian Waste Solutions, Inc., a corporation organized and existing under the laws of the State of New York (the “Company”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the “Board”) on July 18, 2016, in accordance with the provisions of its Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and bylaws. The authorized series of the Company’s previously-authorized preferred stock shall have the following preferences, privileges, powers and restrictions thereof, as follows:

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation and bylaws of the Company, the Board hereby authorizes a series of the Company’s previously authorized preferred stock (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I.
DESIGNATION AND AMOUNT; DIVIDENDS

A. Designation. The designation of said series of preferred stock shall be Series C Convertible Preferred Stock, $0.001 par value per share (the “Series C Preferred”).

B. Number of Shares. The number of shares of Series C Preferred authorized shall be sixty-seven thousand three hundred sixty-one (67,361) shares. Each share of Series C Preferred shall have a stated value equal to $100 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series C Stated Value”).

Dividends. Holders of Series C Preferred shares (each, a “Holder,” and together, the “Holders”) will be entitled to receive dividends out of any assets legally available, at a rate of eight percent (8%) per share per annum, payable quarterly on each of October 31, January 31, April 30 and July 31 of each year, beginning on October 31, 2016 (each a “Dividend Payment Date”).  All dividends will be paid in either Common Stock (the “Dividend Shares”) or, in the sole determination of the Company, in cash. The number of Dividend Shares issuable will be determined by dividing the amount of the dividend owed by the closing price of the Company’s Common Stock as reported on the Principal Trading Market (as defined below) on which the Common Stock is then listed or quoted on the last trading day immediately preceding the Dividend Payment Date.  The Company shall not issue any fractional shares of Common Stock in payment of a dividend. Any such fractional share shall be paid in cash based on the closing price used to determine the number of shares of Common Stock issued in payment of such dividend.

II.
LIQUIDATION PREFERENCE

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of record of shares of Series C Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s other equity securities (including the Company’s Common Stock and Series A Preferred Stock and Series B Preferred Stock), a liquidation preference equal to $1.12 per share plus all accrued and unpaid dividends. If upon the occurrence of such event the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of the Series C Preferred, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders, pro rata, based on the liquidation amounts to which such Holders are entitled. The liquidation preference of the Series C Preferred Stock described herein shall be deemed an amendment to Section e.II.A. of the Fourth Article of the Certificate of Incorporation and consistent with the ability of the Company to designate capital stock of the Company as senior to the Series B Preferred Stock, as described in Section e.II. of the Fourth Article of the Certificate of Incorporation.

Upon the completion of the distribution required by this section, if assets remain in this Company, they shall be distributed to holders of parity securities (unless holders of parity securities have received distributions pursuant to this section) and junior securities in accordance with the Certificate of Incorporation, as amended.

A consolidation or merger of the Company with or into any other corporation or corporations, or a sale, conveyance or distribution of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up within the meaning of this section if the shares of stock of the Company outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or the acquirer of the Company’s assets in the case of a sale of assets).

III.
CONVERSION

A. Optional Conversion. Each Holder shall have the right, at any time commencing after the issuance, to convert the Stated Value of such shares, as well as accrued but unpaid declared dividends on the Series C Preferred Stock (collectively “Conversion Amount”) into fully paid and non- assessable shares of Common Stock of the Company (“Conversion Shares”). The number of Conversion Shares issuable upon conversion of the Conversion Amount shall equal the Conversion Amount divided by the Conversion Price then in effect. The “Conversion Price” of the Series C Preferred shall be $1.12, subject to adjustment and except as otherwise set forth below. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall round up to the nearest whole share. In order to convert Series C Preferred into shares of Common Stock, the Holder shall surrender the certificate or certificates therefor, duly endorsed, to the office of the Company, and shall give written notice to the Company at such office that the Holder elects to convert the same, the number of shares of Series C Preferred so converted and a calculation of the Conversion Price (with an advance copy of the certificate(s) and the notice by facsimile); provided, however, that the Company shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless such shares of Series C Preferred are delivered to the Company as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company and its transfer agent to indemnify the Company from any loss incurred by it in connection with such certificates. Notice of conversion may be given by a Holder at any time during the day up to 5:00 p.m. New York City time and such conversion shall be deemed to have been made immediately prior to the close of business on the date notice of conversion is received by the Company. Within three (3) business days after the notice of conversion is delivered in accordance with the procedures set forth above, the Company shall instruct the transfer agent to issue shares of its Common Stock and to forward the same to the Holder.

B. Additional Shortfall Conversion. From the date that is six months from the date of the issuance of the Series C Preferred to a Holder until the Expiration Date (the “Reconciliation Period”), in the event that (i) either (x) on the date such Holder was issued such shares of Series C Preferred Stock fewer than 50,000 shares of the Series C Preferred, in the aggregate, had been issued or (y) such Holder was issued shares of Series C Preferred Stock pursuant to the GS Warrant (as defined below), (ii) such Holder has exercised its right to optional conversion of all of such Holder’s shares of Series C Preferred, (iii) such Holder has sold all of the Conversion Shares in the Company’s principal trading market and in connection therewith has sought in good faith to sell the Conversion Shares at the highest price reasonably available, in accordance with applicable securities laws and (iv) the amount of the purchase price paid to the Company by the Holder (including the purchase price for any other securities of the Company that were exchanged for Series C Preferred) for all of the shares of Series C Preferred owned by such Holder (the “Investment Amount”) exceeds the net proceeds from such sale of all of the Conversion Shares (the “Shortfall Amount”), the Holder may deliver to the Company a reconciliation statement showing the net proceeds actually received by the Holder from the sale of the Conversion Shares (the “Sale Reconciliation”) and, upon receipt of the Sale Reconciliation, the Company shall immediately take all required action necessary or required in order to cause the issuance of additional shares of Common Stock to the Holder in an amount sufficient such that, when sold and the net proceeds thereof are added to the net proceeds from the sale of any of the previously issued and sold Shares, the Holder shall have received total net funds equal to the Investment Amount.  If additional shares of Common Stock are issued pursuant to the immediately preceding sentence, and after the sale of such additional issued shares of Common Stock, during the Reconciliation Period, the Holder still has not received net proceeds equal to at least the Investment Amount, then the Company shall again be required to immediately take all required action necessary or required in order to cause the issuance of additional shares of Common Stock to the Holder as contemplated above, and such additional issuances shall continue until the Holder has received net proceeds from the sale of such Common Stock equal to the Investment Amount (the “Additional Shortfall Conversion”). 1  In the event additional Common Stock is required to be issued as described above, the Company shall instruct its Transfer Agent to issue certificates representing such additional shares of Common Stock to the Holder immediately subsequent to the Holder’s notification to the Company that additional shares of Common Stock are issuable hereunder, and the Company shall in any event cause its Transfer Agent to deliver such certificates to Holder within three (3) Business Days following the date Holder notifies the Company that additional shares of Common Stock are to be issued hereunder.  For the avoidance of doubt, upon either (i) Automatic Conversion (defined below) or (ii) expiration of the Reconciliation Period this Section III.B shall be of no further force or effect.  The term “Expiration Date” shall mean 5:00 p.m., E.D.T. on the date that is fifteen (15) month from the date of the issuance of the Series C Preferred to such Holder; provided, however, (i) in the event that shares of Common Stock are not eligible for resale under Rule 144 on the date that is six months from the date of the issuance of the Series C Preferred to such Holder, “Expiration Date” shall mean 5:00 p.m., E.D.T. on the date that is six months from the first date on which the shares of Common Stock are eligible for resale under Rule 144 and (ii) in the event that shares of Common Stock have been issued hereunder pursuant to an Additional Shortfall Conversion and subsequent to the issuance of all such shares and sale thereof by Holder the Shortfall Amount is greater than $0, “Expiration Date” shall mean 5:00 p.m., E.D.T. on the date that is eighteen (18) months from the date of the issuance of the Series C Preferred to such Holder. The Company may, in its sole discretion, at any time following a Sale Reconciliation, repay any Shortfall Amount in cash in lieu of issuing shares pursuant to this Section III.B.

C. Automatic Conversion. The Series C Preferred will automatically convert (“Automatic Conversion”) upon the closing of an underwritten offering by the Company pursuant to which (1) the Company receives aggregate gross proceeds of at least Twenty Million United States Dollars (US$20,000,000) in consideration of the purchase of shares of Common Stock (the “Offering Securities”) or (2) (a) the Company receives aggregate gross proceeds of at least Fifteen Million United States Dollars (US$15,000,000) in consideration of the Offering Securities and (b) the Common Stock becomes listed on The Nasdaq Capital Market, the New York Stock Exchange, or the NYSE MKT (the earlier to occur of (1) or (2) above, the “Qualified Offering”). Upon the closing of the Qualified Offering, all of the shares of Series C Preferred owned by such Holder will convert into Common Stock, where (a) the Conversion Price shall be the lower of (x) the Conversion Price, as adjusted, and (y) the amount calculated by multiplying the per share price of the Offering Securities by 0.80 and (b) the Holder shall receive for the Conversion Shares the same registration rights as are granted with respect to the Offering Securities pursuant to the Qualified Offering.  Upon the triggering of Automatic Conversion, the Company shall send written notice (the “Automatic Conversion Notice”) to each holder of record of Series C Preferred specifying the date (the “Effective Date”) upon which such conversion is to become effective (which Effective Date shall not be more than ten (10) days after the event which causes such automatic conversion) and calling upon each Holder to surrender to the Company, in the manner and at the place designed in the Automatic Conversion Notice, the certificate or certificates representing the number of shares of Series C Preferred held by such Holder at such time. In the event of an Automatic Conversion, (i) the Holder will execute and deliver, as a condition to the Company’s issuance and delivery of the shares underlying the Automatic Conversion, a lock-up agreement covering a period of 90 days beginning on the effective date of the registration statement in connection with the Qualified Offering (the “Lock-up Period”), in form and substance reasonably required by the Company and/or the underwriter for the Qualified Offering; and (ii) during the period beginning on the date of the Automatic Conversion and ending on the last day of the Lock-up Period, the Holder shall have the right, but not the obligation, to “put” all of the shares underlying the Automatic Conversion to the Company for redemption in cash, in the amount equal to the Investment Amount, payable within 5 days of the Company’s receipt of written notice indicating such election by the Holder.  On or after the Effective Date, each Holder shall surrender to the Company the certificate or certificates representing the Series C Preferred owned by such Holder as of the Effective Date in the manner and place set forth in the Automatic Conversion Notice and thereupon the Company shall, as soon as practicable thereafter, issue and deliver to the holders of the Series C Preferred certificate(s) for the number of shares of Common Stock issuable in connection with such automatic conversion.

D. Certain Adjustments. The Conversion Price will be adjusted proportionately in the event of stock splits, reverse stock splits or stock dividends. If the Company should effectuate a reverse stock split in order to list on a Principal Trading Market and the Volume Weighted Average Price of the Common Stock during the ten trading days preceding the effective date of the reverse split is less than Conversion Price then in effect, then the Conversion Price will be adjusted to the Volume Weighted Average Price of the Common Stock during the ten trading days preceding the effective date of the reverse split on an adjusted basis.  The term “Volume Weighted Average Price” means for any date, the price determined by any of the following clauses that applies: (a) if the Common Stock is then listed or quoted on any of the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Select Market or the New York Stock Exchange (each a “Principal Trading Market”), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Principal Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time) or (b) if the Common Stock is not then quoted for trading on a Principal Trading Market and if prices are then reported in the Pink Sheets published by OTC Markets, Inc. (or a similar organization or agency succeeding to the function of reporting prices), the most recent bid price per share of the Common Stock so reported or (c) in all other cases, the fair market value of a share of Common Stock as determined in good faith by the Company’s Board of Directors.

E. In no event shall the Holder, or any future Holder, be entitled to convert any portion of the Series C Preferred in excess of that portion of the Series C Preferred upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series C Preferred or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion of exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series C Preferred with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than (4.99%) of the outstanding shares of Common Stock of the Company; provided, that the foregoing shall not apply to any person exercising rights pursuant to the GS Warrant or any affiliate or transferee thereof. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 4.99%. The restriction described in this paragraph may be waived, in whole or in part, upon sixty-one (61) days’ prior notice from the Holder to the Company to increase such percentage.

IV.
RANK

All shares of the Series C Preferred shall rank (i) senior to the Company’s Common Stock, Series A Preferred Stock and Series B Preferred Stock and any other class or series of capital stock of the Company hereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series C Preferred (each of the securities in clause (i) collectively referred to as “Junior Securities”) (ii) pari passu with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Series C Preferred and (iii) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Series C Preferred, in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

V.
VOTING RIGHTS

The Holders will vote together with the holders of the Company’s Common Stock on an as converted basis on each matter submitted to a vote of holders of Common Stock. The number of votes that may be cast by a Holder shall be equal to the number of Conversion Shares issuable upon conversion of such Holder’s Series C Preferred on the record date for determining those stockholders entitled to vote on the matter.

In addition, except as contemplated pursuant to the Amended and Restated Purchase Warrant for Series C Preferred Shares and Common Shares, dated on or about the date hereof, between the Company and Goldman, Sachs & Co. (as may be further amended, the “GS Warrant”), the affirmative vote of the Holders of a majority of the Company’s outstanding Series C Preferred is required to (i) amend the Company’s certificate of incorporation or bylaws in a way that would be adverse to the Holders, (ii) redeem or repurchase  the Company’s stock  (other  than  with respect to the Series C Preferred), (iii) effect a liquidation event, (iv) declare or pay dividends (other than on the Series C Preferred), (v) and issue any securities in parity or senior to the rights of the Series C Preferred with respect to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company.

VI.
MISCELLANEOUS

A. Status of Redeemed Stock. In case any shares of Series C Preferred shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series C Preferred.

B. Lost or Stolen Certificates. Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates.

C. Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series C Preferred (and the holders thereof) upon the unanimous written consent of the Holders.

D. GS Warrant. The terms set forth in this Certificate of Designation, including the rights of any Holder are expressly subject to, and limited by, the terms of the GS Warrant and the Company shall not be deemed in breach of this Certificate of Designation by virtue of taking any action or withholding the taking of any action contemplated hereby in order to observe or otherwise comply with the terms of the GS Warrant.

E. Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

If to the Company:

Meridian Waste Solutions, Inc. 12540 Broadwell Road, Suite 2104
Milton, GA 30004
Attention: Jeffrey Cosman Telephone: (678) 871-7454

If to the Holders, to the address listed in the Company’s books and records.

IN WITNESS WHEREOF, the undersigned has signed this certificate as of the ______ day of July, 2016.

MERIDIAN WASTE SOLUTIONS, INC.

By:	/s/
Name:	Jeffrey Cosman
Title:	Chief Executive Officer